Exhibit 99.1
Consent of Director Nominee
The Fortegra Group, Inc., a Delaware Corporation, is filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the initial public offering of the common stock of The Fortegra Group, Inc. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement as a person about to become a director of The Fortegra Group, Inc. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.
Dated: January 5, 2024

/s/ Eileen M. Patrick

Name: Eileen M. Patrick